December 14, 2007

Via EDGAR and Federal Express

Jim B. Rosenberg

Tabatha Akins

Joel Parker

Sonia Barrows

Suzanne Hayes

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	Cell Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Form 10-Q for the Quarterly Period Ended September 30, 2007

Amended Form 8-K filed October 15, 2007

File No. 001-12465

Dear Mr. Rosenberg, Ms. Akins, Mr. Parker, Ms. Barrows and Ms. Hayes:

On behalf of Cell Therapeutics, Inc. (the “Company”), we are responding to the Staff’s comment that was provided to us during a telephone conversation with Tabatha Akins on December 4, 2007. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Ms. Akins noted our response to prior comment 5 in our letter of November 21, 2007 (the “Prior Response Letter”), and the fact that payment of the milestone payment amounts related to our License Agreement with Nerviano Medical Sciences (the “License Agreement”) was not likely. She also advised us that the Staff’s remaining comment was that as the License Agreement appears to be material, the Staff believes disclosure of the information regarding the milestone payments (the “Payments”) and the triggering events for the payments (the “Triggering Events”) is important to investors, so the Staff has asked us to confirm that we will disclose the potential milestone payments along with the events that will trigger the payments related to the License Agreement.

In response to Staff’s comment, we respectfully submit that we do not believe the License Agreement is material to the Company at this time, and therefore do not intend to disclose the Triggering Events or the Payments until the License Agreement becomes material. Item 601(b)(10)(B) of Regulation S-K defines material contracts to include: “Any contract upon which the registrant’s business is substantially dependent, as in the case of…any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent…” and also states that “…[material agreements]…shall be filed except where immaterial in amount or significance.”

As discussed in the Prior Response Letter, at the time of the filing of our Form 10-Q for the quarter ended September 30, 2007, we concluded that the Triggering Events were not reasonably likely to occur and therefore the related Payments did not need to be disclosed. The Triggering Events are contingent upon the achievement of certain product development results which can only be achieved if the brostallicin clinical trials are successful. At this time, in consideration of the stage of development that brostallicin is in, we are not able to determine whether the clinical trials will achieve success and therefore cannot make a determination that the Payments are reasonably likely to occur. Given that the Triggering Events and Payments were not, and still are not, reasonably likely to occur, the License Agreement is not material because (i) the Company’s business does not depend on the License Agreement to a material extent and (ii) the License Agreement is immaterial in amount and significance at this time since the Triggering Events have not yet occurred, so the Payments will not occur in the foreseeable future.

The Company will continue to assess the likelihood of the Triggering Events, and at the time they become likely, the Company will review the impact of the Payments to determine if, at that time, the License Agreement is material to our business, which would require us to file the License Agreement and disclose the Triggering Events and the Payments in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate the Staff’s prompt review of this response letter. Should you have any follow-up questions, please call Karen A. Dempsey at (415) 772-6540 or the undersigned at (415) 772-6909.

Sincerely, Heller Ehrman LLP

/s/ Lora D. Blum
Lora D. Blum

cc:	Louis A. Bianco

Cell Therapeutics, Inc.

Karen A. Dempsey

Donna M. Cochener

Heller Ehrman LLP

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